HYPERTENSION DIAGNOSTICS, INC. "HDII"

550 Highway 7 East, Unit 316

Ontario, Canada L4B3Z4

RE:	Hypertension Diagnostics, Inc.
Form 10K for the Fiscal Year Ended December 31, 2018
Filed September 18, 2019
File No. 000-24635

In response to the letter from the Security Exchange Commission, dated December 17, 2019.

To: Shareholders of Hypertension Diagnostics Inc., "HDII" and the Security Exchange Commission,

Hypertension Diagnostics Inc., and I Liangjian Peng (Jeff), CEO of the Hypertension Diagnostics Inc., would like to inform both the Shareholders and the Security Exchange Commission, that the Form 10K for Fiscal Year Ended December 31, 2018 that was filed on September 18th, 2019 was inadvertently filed by mistake. The Company intended to file the Basic Disclosure Statements required by the OTC Markets, to meet the OTC Markets Requirements. However, inadvertently the Form 10K was filed by mistake due to miscommunication by and between the Service Provider that the Company use for EDGARIZING , and the Company's Management.

Hypertension Diagnostics Inc.'s Management would like to offer a sincere apology to the Company's Shareholders. It was not the Company's intention to mislead the Shareholders in any way, and we ask that any and all Shareholders, reframe from relying on the Form 10K as filed.

Hypertension Diagnostics Inc., and I, are currently communicating with the Security Exchange Commission, and its proper departments, in hopes to be allowed the opportunity to rectify this promptly. Management intends to File as a non-reporting or un-audited Company, meeting the requirements of the OTC Markets, not the Security Exchange Commission if allowed the opportunity.

Hypertension Diagnostics Inc., sincerely apologizes for the inconvenience, to both the Shareholders and the Security Exchange Commission. Management accepts full responsibility for this inadvertent mistake, and looks forward to the opportunity to correct it.

Sincerely,

/s/ Liangjian Peng

Liangjian Peng,CEO